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                                                              Exhibit 4.(a)(xii)

                            ASSET PURCHASE AGREEMENT

         This Asset Purchase Agreement ("Agreement"), dated as of 29 SEPTEMBER, 2000, by and between Madge Networks (New Jersey) Inc., a Delaware corporation, with principal offices at 625 Industrial Way West, Eatontown, New Jersey, 07724 (the "Seller") and Freedom Vertical Technologies Inc, a New Jersey corporation, with principal offices also at 625 Industrial Way West, aforesaid (the "Buyer").

                                    RECITALS

A. The Seller is engaged in the ISDN video networking business which involves the development, manufacture and sale of ISDN based switches primarily used for building video networks; supplying ISDN network simulation equipment used by network vendors in the development and testing of their ISDN products; research and development; and providing and supplying ISDN based video networking solutions.

B. The Seller and the Seller's Affiliates (as defined below) desire to sell and the Buyer desires to purchase the part of the business referred to in Recital A which carries out the manufacturing function (the "Video Manufacturing Business") and, simultaneous with this sale, the Seller and the Seller's Affiliates are proposing to sell the remainder of the business (the"Video Business") to YorkTelecom Acquisition Corporation, a New Jersey Corporation with principal offices at 1 Industrial Way West, Building E, Eatontown, New Jersey ("YorkTel").

C. On the close of both of the sales referred to in Recital B, the Buyer and YorkTel are proposing to enter into a supply agreement (the "Supply Agreement") whereby the Buyer will manufacture and supply the products of the Video Business to YorkTel and will also supply RMA services (to be more particularly defined in the Supply Agreement) in respect of these products to YorkTel.

D. Subject to this Agreement becoming unconditional, the Seller and the Seller's Affiliates have agreed to sell, and the Buyer has agreed to purchase, certain of the Seller's assets and the assets of the Seller's Affiliates used in the conduct of Video Manufacturing Business in accordance with the terms and conditions of this Agreement.

         NOW THEREFORE, in consideration of the mutual promises, representations, warranties and covenants herein contained and the mutual benefits to be derived herefrom, the Parties hereby agree as follows:

                                    ARTICLE 1
                                    ---------
                                   DEFINITIONS

         Unless elsewhere defined herein, the following terms shall have the meanings set forth in this Article 1.

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         "ADDITIONAL ASSETS AND EQUIPMENT" means the manufacturing tools, equipment, furniture, fixtures and fittings of the Seller and of the Seller's Affiliates which are not required to run the Video Manufacturing Business but which the Buyer has agreed to purchase, as listed in Schedule 1a.

         "AFFILIATE" means, with respect to any Person, at the time in question, any other Person controlling, controlled by or under common control with such Person. For purposes of this definition, "control" (including the terms "controlling," "controlled by" and "under common control with") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, employment, position or otherwise.

         "AGREEMENT" means this Asset Purchase Agreement.

         " ASSETS AND EQUIPMENT" means the manufacturing tools, equipment, furniture, fixtures and fittings of the Seller and of the Seller's Affiliates which are required to run the Video Manufacturing Business, as listed in
Schedule 1.

         "ASSUMED LIABILITIES" has the meaning set forth in Section 3.02.

         "BUYER" has the meaning set forth in the introductory paragraph of this Agreement.

         "BUYER INDEMNITEES" shall have the meaning set forth in Section 10.01.

         "CLOSING" means the closing of the transactions contemplated by this Agreement.

         "CLOSING CONDITIONS" has the meaning set forth in section 2.02.

         "CLOSING DATE" has the meaning set forth in Section 8.01.

         "DISCLOSURE SCHEDULES" or "SCHEDULE" mean the schedules attached to this Agreement.

         "EMPLOYEE PENSION BENEFIT PLAN" has the meaning set forth in ERISA
Section 3(2).

         "EMPLOYEE WELFARE BENEFIT PLAN" has the meaning set forth in ERISA
Section 3(2).

         "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

         ."GOVERNMENTAL AUTHORITY" means any federal, state, local or foreign government, political subdivision or governmental or regulatory authority, agency, board, bureau, commission, instrumentality or court, or quasi-governmental authority in whatever jurisdiction.

         "HIBBINGS AGREEMENT" means the arrangement that the Seller has with KByte Hibbing Manufacturing (which shall be referred to as "Hibbings" in this Agreement), as at the Closing, pursuant to which the Seller (by way of purchase order) sells certain inventory items to Hibbings which Hibbings then incorporates into boards manufactured by Hibbings for onward sale to the Seller as a finished product of the Business.

         "HIBBINGS BOARDS" has the meaning set forth in section 4.06.

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         "HIBBINGS INVENTORY" has the meaning set forth in section 4.06.

         "HIBBINGS MONTHLY REPORT" has the meaning set forth in section 4.06.

         "INITIAL PERIOD" means the period of six months from the Closing Date.

         "INVENTORY" means all the inventory of the Video Manufacturing Business and the Video Business which includes (i) component and subassembly items; (ii) spare parts and refurbished products (RMA); and (iii) last time buy items, which is to be delivered by the Seller to the Buyer in accordance with section 4.02(a).

         "INVENTORY COMPONENT LIST" means the price list of all items of Inventory to be agreed between the Seller and YorkTel pursuant to the terms of the Sale Agreement as at the Closing.

         "LIEN(S)" means any lien, mortgage, charge, pledge, hypothecation, security interest, or other encumbrance of a similar nature.

         "LOSS" means all liabilities, obligations, damages of any kind (including, without limitation, general, special, incidental and consequential damages), judgments, liens, injunctions, charges, orders, decrees, rulings, demands, claims, losses, dues, assessments, Taxes, fines, expenses, fees, costs, penalties and amounts paid in settlement (including reasonable attorneys' and expert fees and disbursements in connection with investigating, defending or settling any action or threatened action).

         "MONTHLY REPORT" has the meaning set forth in section 4.03.

         "PARTY" means the Buyer or the Seller, referred to individually, and "Parties" means the Buyer and the Seller referred to collectively.

         "PERSON" means an individual, corporation, limited liability company, partnership, association, estate, trust, unincorporated organization, Governmental Authority, or other entity or organization.

         "PURCHASED ASSETS" has the meaning set forth in Section 2.01.

         "PURCHASE ORDERS" means the open purchase orders relating to the Video Manufacturing Business as at the Closing Date, placed by the Seller on a third party as listed in Schedule 2.

         "RECORDS" means the records related to the Video Manufacturing Business and all employment records related to the Transferring Employees apart from any financial, accounting and tax records of the Video Manufacturing Business which shall be retained by the Seller.

         "RETAINED ASSETS" has the meaning set forth in Section 2.03.

         "RETAINED LIABILITIES" has the meaning set forth in Section 3.01.

         "SALE AGREEMENT" means the agreement to be entered into at the Closing between the Seller and YorkTel in relation to the sale of the Video Business to YorkTel.

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         "SELLER" has the meaning set forth in the introductory paragraph of this Agreement.

         "SELLER EMPLOYEE BENEFIT PLANS" has the meaning set forth in Section 5.09.

         "SELLER INDEMNITEES" shall have the meaning set forth in Section 10.02.

         "SIX MONTH PRODUCTION SCHEDULES" means the two production schedules, each covering a period of six months, to be delivered by YorkTel to the Seller pursuant to the terms of the Sale Agreement, the first one to be delivered at or prior to the Closing and the second one to be delivered at least one month prior to the end of the Initial Period.

         "SOFTWARE LICENSES" means the software licenses that comprise the Test Assets, as referred to in Schedule 3.

         "SUPPLY AGREEMENT" has the meaning set forth in Recital C.

         "TAX" means any federal, state or local tax or any foreign tax together with any interest, addition to tax, or penalty.

         "TAX CODE" means the Internal Revenue Code of 1986, as amended.

         TEST ASSETS" means all test diagnostic procedures and associated software, as listed in Schedule 3.

         "TOKEN RING BUSINESS" means the manufacture and sale of certain token ring products and ATM equipment carried out by the Seller, for and on behalf of Madge Logistics Limited, in the US and Canada.

         "TOTAL UTILISED INVENTORY COST" has the meaning set forth in section 4.03.

         "TOTAL UTILISED HIBBINGS INVENTORY COST" has the meaning set forth in section 4.06.

         "TOTAL PURCHASED INVENTORY COST" has the meaning set forth in section 4.03.

         "TRANSFERRING EMPLOYEES" means the employees listed in Schedule 4.

         "VIDEO BUSINESS" has the meaning set forth in Recital B.

         "VIDEO MANUFACTURING BUSINESS" has the meaning set forth in Recital B.

         "YORKTEL" has the meaning set forth in Recital B

                                    ARTICLE 2
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                           SALE AND PURCHASE OF ASSETS

         2.01 PURCHASED ASSETS. On the terms and subject to the conditions of this Agreement, and in consideration of the mutual promises, representations, warranties and covenants given pursuant to this Agreement and the sum of $11,250 (eleven thousand and two hundred and fifty dollars) in respect of the Additional Assets and Equipment, at the Closing Date, the Seller shall


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sell, assign, transfer and convey, and shall cause the Seller's Affiliates to sell, assign, transfer and convey on the Closing Date to the Buyer, free and clear of all Liens, and the Buyer shall purchase all of the right, title and interest of the Seller or the Seller's Affiliates in and to the following assets (together the "Purchased Assets"):

         (a) the Assets and Equipment;.

         (b) the Additional Assets and Equipment;

         (c) the Test Assets;

         (d) the Purchase Orders;

         (e) the Records (provided that the Seller shall not transfer any employment records to the Buyer until such Transferring Employees have formally accepted an offer of employment from the Buyer);

         (f) the Transferring Employees; and

         (g) all rights of the Seller or any of the Seller's Affiliates against third parties for claims, actions, suits, proceedings and demands of any nature in respect of the Purchased Assets, relating to any period after the Closing Date.

2.02 CLOSING CONDITIONS. The sale and purchase of the Purchased Assets shall be conditional on (x) the simultaneous close of the sale of the Video Business by the Seller to YorkTel and (y) the Supply Agreement containing terms and conditions acceptable to the Seller (the "Closing Conditions"). Each of the Parties shall use their best endeavours to procure that the Closing Conditions are satisfied at the Closing. In the event that the Closing Conditions are not satisfied, all the obligations and liabilities of the Parties under this Agreement (other than pursuant to sections 7.04 (Payment of Transaction Fees),
11.08 (Governing Law), 11.10 (Public Announcements) and 11.12 (Confidential Information)) shall cease and determine and neither of the Parties shall have a claim against the other.

2.03 RETAINED ASSETS. Notwithstanding the foregoing and for the avoidance of doubt, the following assets shall be retained by the Seller or any of the Seller's Affiliates (as the case may be) and shall not be included in the Purchased Assets (the "Retained Assets"):

         (a) the Video Business and all assets, properties and rights of the Video Business (which shall be sold by the Seller to YorkTel pursuant to the Sale Agreement);

         (b) the Token Ring Business and all assets, properties and rights of the Token Ring Business;

         (c) all Inventory of the Video Business and the Video Manufacturing Business (which shall be purchased by YorkTel pursuant to the Sale Agreement);

         (d) any assets and equipment of the Seller and of the Seller's Affiliates used in the Video Manufacturing Business which the Buyer does not purchase at the Closing Date; and

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         (e) all claims and rights of, related to or arising from, any of the
Retained Assets or Retained Liabilities.

                                    ARTICLE 3
                                    ---------
                                   LIABILITIES

         3.01 RETAINED LIABILITIES. Except for those specific liabilities and obligations provided for in Section 3.02, the Buyer shall not assume, be liable for or pay, and the Seller or the Seller's Affiliates (as the case may be) shall retain, be liable for and pay (or shall transfer to YorkTel pursuant to the Sale Agreement), any liability or obligation of the Seller or the Seller's Affiliates accruing with respect to, or arising from or relating to, the operation of the Video Manufacturing Business or the ownership of the Purchased Assets prior to the Closing (the "Retained Liabilities"), including, without limitation, the following:

         (a) all liabilities and obligations of the Video Business;

         (b) all liabilities and obligations of the Token Ring Business;

         (c) any liability or obligation under or in connection with the Retained Assets.

         (d) any federal, state, local or other foreign Tax payable with respect to the Video Manufacturing Business or the Purchased Assets for any period prior to the Closing;

         (e) all liabilities of the Seller or the Seller's Affiliates with respect to any claim, litigation or proceeding accruing with respect to, or arising from or relating to the operation of the Video Manufacturing Business or the ownership of the Purchased Assets prior to the Closing; and

         (f) all liabilities, obligations, payments, benefits, costs and expenses: (i) accruing, or arising from or relating to any period, prior to the Closing with respect to the Transferring Employees and all former employees of the Business whose employment terminated before the Closing including any salary, wage, bonus, severance or other benefit which accrues prior to the Closing, but is payable after the Closing; or (ii) accruing under any Seller Employee Benefit Plan, whether before or after the Closing, including in connection with the termination of any Transferring Employee's participation under such plan.

         3.02 ASSUMPTION OF LIABILITIES. As further consideration for the acquisition of the Purchased Assets, the Buyer shall assume and agrees to pay, perform and discharge only the following liabilities and obligations of the Seller or the Seller's Affiliates (as the case may be) with respect to the Video Manufacturing Business (the "Assumed Liabilities"):

         (a) all liabilities and obligations under the Software Licenses to the extent that such liabilities and obligations, accrue with respect to, arise from, or relate to the operation of the Video Manufacturing Business by the Buyer after the Closing;

         (b) all liabilities, obligations, costs and expenses accruing after the Closing with respect to the employment of the Transferring Employees;and

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         (c) all liabilities and obligations under the Purchase Orders.

                                    ARTICLE 4
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                         INVENTORY TERMS AND CONDITIONS

4.01 INVENTORY. Notwithstanding that the Inventory is excluded from the sale and purchase of the Video Manufacturing Business pursuant to section
         2.03 of this Agreement (as it is to be purchased by YorkTel pursuant to the terms of the Sale Agreement), from the Closing Date, the Buyer has agreed to keep the Inventory at it's premises and to use the Inventory in accordance with the terms and conditions set out in this section 4.

4.02     GENERAL TERMS AND CONDITIONS.

The Buyer agrees to comply with the following terms and conditions in relation to the Inventory:

(a) At the Closing the Seller shall deliver the Inventory to the Buyer's premises at (a)625 Industrial Way West aforesaid and (b) 1540 West Park Avenue, Tinton Falls, 07724. For the avoidance of doubt, the Seller shall not be responsible for assisting with or paying any costs of any subsequent moving of the Inventory after the Closing Date as a result of a change in the premises at which the Buyer wishes to keep the Inventory;

(b) Title in the Inventory shall at all times vest in the Seller until such time as it is purchased and paid for by YorkTel pursuant to the terms and conditions set out in the Sale Agreement;

(c) Risk in the Inventory shall pass to the Buyer upon delivery by the Seller to the premises referred to in 4.02 (a) and the Buyer shall be responsible for properly and safely storing such Inventory in accordance with these terms and conditions provided that the Seller shall take out, at it's own expense, a policy of insurance in respect of destruction or loss or damage to the Inventory while in the custody of Freedom as a result of catastrophic events usually found in such cover. Freedom shall be liable for all other stock loss or damage. YorkTel shall be responsible for insuring any Inventory which it may purchase after the date of this Agreement and the Buyer accordingly acknowledges that the Seller shall not be liable in any manner whatsoever in respect of such purchased Inventory;

(d) The Buyer shall keep the Inventory separate from any other inventory or property owned by it, YorkTel, or any other third party so that it is clearly identifiable as the property of the Seller;

(e) The Buyer is hereby authorised to use the Inventory in accordance with the Six Month Production Schedules and with the orders placed by YorkTel on the Buyer in respect of finished goods of the Video Business. The Buyer is not authorised to use the Inventory for any other purpose including, without limitation, building finished goods for any other third party;

(f) The Buyer shall use the Inventory in priority to other third party inventory or components to build the finished goods of YorkTel in accordance with the Six Month Production Schedules and the orders referred to in 4.02 (e) above;

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(g)      The Buyer shall not purchase the Inventory from the Seller (as the
         Inventory is to be purchased by YorkTel in accordance with the terms of the Sale Agreement) unless agreed in writing between the Buyer, YorkTel and the Seller. The Buyer shall accordingly not be entitled to sell the Inventory to a third party or otherwise deal with it except as authorised pursuant to the terms and conditions set out in this section 4; and

(h) The Buyer shall allow the Seller access to it's premises and the Inventory at any time and from time to time upon prior reasonable notice from the Seller to enable the Seller to carry out the physical inventory check referred to in section 4.05 and such other stock checks as the Seller may require from time to time, in such detail and for such periods as the Seller shall in it's sole discretion determine and to take possession of any items of Inventory which the Seller so wishes. The Buyer shall provide the Seller with reasonable assistance in carrying out any stock check and/or identifying any items of Inventory.

         4.03MONTHLY REPORTS Within five(5) working days of the last day of each month the Buyer shall deliver to the Seller (with a copy to YorkTel) an inventory usage report, a full inventory listing, and a report of finished goods delivered by the Buyer (together the "Monthly Report") for the previous month together with a calculation of the total cost of the items of Inventory used by the Buyer during that month calculated using the Inventory Component List (the "Total Utilized Inventory Cost") and a calculation of the total cost of the items of Inventory used by the Buyer with respect to finished goods (the "Total Purchased Inventory Cost"). In the event that the Monthly Report illustrates a difference between the Total Utilized Inventory Cost and the Total Purchased Inventory Cost (the "Inventory Difference"), the Buyer shall also include in such report a sufficiently detailed explanation of the reasons for the Inventory Difference. The Monthly Report shall also list separately all items of Inventory used by the Buyer to repair or replace any defective products returned by end users and/or YorkTel to the Buyer, together with the total cost of such items calculated using the Inventory Component List (the "Defective Product Cost").

         Subject to section 4.04 below, the Seller shall issue the following invoices in accordance with the Monthly Report:

         (a) to YorkTel (against the relevant purchase order), in respect of the Total Purchased Inventory Cost, such invoice being due and payable by YorkTel in accordance with the terms and conditions of the Sale Agreement;

         (b) to the Buyer, in respect of the Inventory Difference (provided that the Seller may, at it's discretion decide whether to invoice all, part or none of the Inventory Difference (if any)); and

         (c)      to the Buyer, in respect of the Defective Product Cost.

         The invoices referred to in (b) and (c) shall be due and payable by the Buyer within thirty days of the invoice date.

         For the purposes of producing the Monthly Report and for recording all Inventory transactions, the Seller shall at the Closing grant the Buyer access to the Seller's Oracle applications. The Buyer shall use it's best endeavours to accurately record all transactions


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         in the Inventory using Oracle and shall nominate Don McCooey (or his designated representative) to be responsible for this task. The Buyer shall record the Inventory transactions using Oracle on a weekly basis (the "Inventory Recording"), until such time as the Inventory has been depleted. The Seller shall pay the Buyer $2000 per month for the four months following the Closing Date (the "Set Up Period"), in recognition of the costs to the Buyer of setting up the logistics required to produce the Monthly Report. Following the Set Up Period, the Buyer shall be responsible for carrying out the Inventory Recording at it's own cost.

4.04 DISPUTE RESOLUTION PROCEDURE. In the event that either the Seller or YorkTel does not agree with the Monthly Report and the Total Purchased Inventory Cost, the Seller or YorkTel shall advise the Buyer and the other party of any discrepancies within ten (10) working days following delivery of the Monthly Report. The Buyer shall immediately allow the Seller and YorkTel access to it's premises and the Inventory to carry out any stock check either of them may require and the Buyer shall provide the Seller and YorkTel with copies of any documentation the Seller and YorkTel may reasonably require to verify the discrepancies. The Seller, the Buyer and YorkTel shall use their best endeavours to agree the Monthly Report and the Total Purchased Inventory Cost within ten
(10) days of the Seller or YorkTel advising the Buyer and the other party of the discrepancies. In the event that the Monthly Report and the Total Purchased Inventory Cost cannot be agreed by the Director of Business of Operations of YorkTel and the General Manager of Madge.connect and the Vice President of Sales of the Buyer, or their designated representative then the dispute shall be escalated to the CFO or other appropriate senior officer of each of the Buyer, the Seller and YorkTel to finally resolve such dispute. The Seller shall issue an invoice to YorkTel in respect of the Total Purchased Inventory Cost and an invoice to the Buyer in respect of the Inventory Difference as soon as the Total Purchased Inventory Cost has been agreed, the invoice in respect of the Total Purchased Inventory Cost being due and payable by YorkTel in accordance with the terms of the Sale Agreement and the invoice in respect of the Inventory Difference being due and payable by the Buyer within thirty days of the date of invoice.

4.05 PHYSICAL INVENTORY. The Seller shall carry out a physical inventory stock take of the Inventory on an annual basis either in April or July (as mutually agreed between the parties). The Buyer shall provide the Seller with such assistance as it may reasonably require to carry out such physical inventory stock take.

4.06 RELATIONSHIP WITH HIBBINGS. After the Closing, the Buyer shall comply with the following terms and conditions in relation to the Hibbings Agreement (and the Seller shall notify Hibbings accordingly):

         (a) Hibbings shall place all orders for items of Inventory (the "Hibbings Inventory") it requires to manufacture the boards (the "Hibbings Boards") in accordance with the Hibbings Agreement, on the Buyer (the Buyer being appointed as the Seller's agent for these purposes), with a copy of such orders being sent to the General Manager of Madge.connect;

         (b) The Buyer is accordingly authorized by the Seller, as the Seller's agent, to supply the Hibbings Inventory to Hibbings in accordance with the orders referred to in 4.05 (a);

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         (c)      Within five (5) working days of the last day of each month the
                  Buyer shall deliver to the Seller an inventory usage report of the Hibbings Inventory together with a calculation of the total cost of the Hibbings Inventory used by the Buyer during that month (the "Total Utilised Hibbings Inventory Cost") calculated using the Inventory Component List (together the "Hibbings Monthly Report"). The Buyer shall use the Seller's oracle applications for the purposes of producing the Hibbings Monthly Report and for recording all Hibbings Inventory transactions. The Buyer shall use it's best endeavours to accurately record all transactions in the Hibbings Inventory using Oracle and shall nominate Don McCooey(or his designated representative) to be responsible for this task. The monthly payment by the Buyer to the Seller during the Set Up Period referred to in section 4.03 takes into account the costs of preparing the Hibbings Report and the Seller shall not pay the Buyer any contribution towards the Buyer's costs of preparing the Hibbings Report.In the event of a dispute in relation to the Hibbings Monthly Report and the Total Utilized Hibbings Inventory Cost, the dispute procedure set out in section 4.04 shall be followed (except that YorkTel shall not be involved in any procedure). Subject to the resolution of any dispute in accordance with section 4.04, the Seller shall issue an invoice to Hibbings in respect of the Total Utilized Hibbings Inventory Cost, such invoice being due and payable by Hibbings within thirty days of it's date.

         (d) Hibbings shall sell the Hibbings Boards to the Buyer who shall use the Hibbings Boards as components in the products of the Video Business to be manufactured by the Buyer for YorkTel pursuant to the Supply Agreement.

         (e) In the event that YorkTel chooses to purchase the Hibbings Inventory pursuant to the Sale Agreement, the Seller shall procure that the Hibbings Agreement is duly assigned to YorkTel and the terms and conditions in paragraphs 4.06 (a) -
                  (d) shall be replaced with a direct relationship between YorkTel, the Buyer and Hibbings.

4.07 BINDING OBLIGATIONS ON FREEDOM. The Buyer agrees to be bound by, subject to, and obligated under all of the terms governing the purchase of Inventory by YorkTel as set out in the Sale Agreement.

4.08 MATERIAL RETURN PROCESS. The Buyer shall operate a material return process (such process to be agreed with the Seller as soon as reasonably practicable following the Closing Date) whereby the Buyer shall, as agent for the Seller, either return any defective Inventory directly to the supplier of the Seller or assist the Seller in otherwise disposing of such defective Inventory. For the avoidance of doubt, the Buyer shall be responsible and liable for all defects in the Inventory and/or finished goods which may arise directly or indirectly as a result of the Buyer incorporating the Inventory into finished goods.

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                                    ARTICLE 5
                                    ---------
                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

In order to induce Buyer to enter into this Agreement, Seller hereby represents and warrants as follows:

5.01 ORGANIZATION, QUALIFICATION AND CORPORATE POWER. The Seller is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Seller is duly qualified to conduct business and is in good standing under the laws of the State of New Jersey. The Seller has full corporate power and authority to carry on the Video Manufacturing Business as presently being conducted and to own, lease, use, possess or dispose of the Purchased Assets, and to enter into this Agreement and to consummate the transactions contemplated hereby and thereby.

5.02 CORPORATE AUTHORITY. The execution, delivery and performance of this Agreement has been duly and validly authorized and approved by all necessary corporate action of the Seller and, assuming the due authorization, execution and delivery by the Buyer, constitutes the legal, valid, and binding obligation of the Seller, enforceable against the Seller in accordance with it's terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws of general applicability affecting the enforcement of creditors' rights and remedies and to general principles of equity.

5.03 NON-CONTRAVENTION. The execution, delivery and performance by the Seller of this Agreement and the consummation of any of the transactions contemplated hereby does not and will not: (i) conflict with or violate any provision of the Articles of Incorporation or By-laws of the Seller; (ii) result in the imposition of a Lien upon any of the Purchased Assets; (iii) violate any order, writ, injunction or decree, applicable to the Seller, any of the Purchased Assets, or any of the Assumed Liabilities; or (iv) violate in any material respect any statute, law, rule or regulation applicable to the Seller, or any of the Purchased Assets, or any of the Assumed Liabilities.

5.04 TITLE TO PURCHASED ASSETS. The Seller has good title to all of the Purchased Assets and valid leasehold interests in all Assets and Equipment and/or Additional Assets and Equipment leased by them under any personal property lease, in each case free and clear of Liens except (a) Liens for current Taxes not yet due and payable or (b) Liens set forth on Schedule 5, if any.

5.05 PURCHASE ORDERS. Except as set forth in Schedule 2, as at the Closing there are no open purchase orders in relation to the Video Manufacturing Business placed by the Seller on a third party.

5.06 LITIGATION. Except as set forth on Schedule 5: (a) there are no claims, actions, suits or proceedings pending with respect to the Video Manufacturing Business, the Purchased Assets or the Assumed Liabilities, at law or in equity, before or by any Governmental Authority or any third party, and (b) there is no outstanding judgment, order, injunction or decree of any Governmental Authority or any third party against or affecting the Purchased Assets, and the Seller has not been a party to or bound by, any such judgment, order, injunction or decree.

5.07 EMPLOYEES.

Schedule 4 contains a complete list as of the Closing Date, of the name, position, salary, and length of service of all persons employed by the Seller or the Seller's Affiliates in the conduct of the Video Manufacturing Business who are Transferring Employees. As of the Closing Date, the Seller has paid in full all wages, salaries, commissions, bonuses, benefits, and other compensation due to any Transferring Employee or otherwise arising under any employment related policy, practice, agreement, plan, program, statute or law.

5.08 EMPLOYEE BENEFIT PLANS.

(a) Schedule 6 contains a complete list of Seller's Employee Pension Benefit Plans, Employee Welfare Benefit Plans and any other plans, agreements, policies or arrangements to which the Seller or any of the Seller's Affiliates contributes or is obligated to contribute, or under which the Seller or any of the Seller's Affiliates has or may have any liability for premiums or benefits, and which benefits any Transferring Employee (the "Seller Employee Benefit Plans").

(b) To the best of the Seller's knowledge, no circumstance exists and no event (including any action or the failure to do any act) has occurred with respect to any Seller Employee Benefit Plan maintained or formerly maintained or contributed to by the Seller or any of Seller's Affiliates, or to which the Seller or any of Seller's Affiliates is or has been required to contribute, that would subject Buyer to liability, or the Purchased Assets to any lien, under ERISA, the Tax Code, or otherwise, nor will the transactions contemplated by this Agreement or the Related Agreements give rise to any such liability or lien.

                                    ARTICLE 6
                                    ---------
                   REPRESENTATIONS AND WARRANTIES OF THE BUYER

         In order to induce the Seller to enter into this Agreement the Buyer makes the following representations and warranties to the Seller.

6.01 ORGANIZATION, QUALIFICATION AND CORPORATE POWER. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of New Jersey. The Buyer has full corporate power to enter into this Agreement and to consummate the transactions contemplated hereby and thereby.

6.02 CORPORATE AUTHORITY. The execution, delivery and performance of this Agreement has been duly and validly authorized and approved by all necessary corporate action of the Buyer and, assuming the due authorization, execution and delivery by the Seller, constitutes the legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with their terms, except as enforcement may be limited by bankruptcy, insolvency or other similar laws of general applicability affecting the enforcement of creditors' rights and remedies and to general principles of equity.

6.03 NON-CONTRAVENTION. The execution, delivery and performance by the Buyer of this Agreement and the consummation of any of the transactions contemplated hereby or thereby does not and will not: (i) conflict with or violate any provision of the Certificate of Incorporation or By-laws of the Buyer; (ii) require on the part of the Buyer the filing with, or any permit, authorization, consent or approval of any Governmental Authority; or (iv) violate any order, writ, injunction, decree, statute, law, rule or regulation applicable to the Buyer.

6.04 LITIGATION. No action investigation, audit, review, claim, suit or proceeding by any Governmental Authority or third party is pending or, to the knowledge of the Buyer, threatened against the Buyer which seeks to delay or prevent the consummation of the transactions contemplated by this Agreement or which may adversely affect or restrict the Buyer's ability to consummate the transactions contemplated hereby or thereby. The Buyer is not bound by any outstanding judgment, order, injunction or decree of any Governmental Authority or any third party which would prevent the Buyer from consummating the transactions contemplated by this Agreement or the Related Agreements.

6.05 SUPPLY AGREEMENT. The Buyer has supplied the Seller with a true and complete copy of the Supply Agreement to be entered into by the Buyer and YorkTel as at the Closing and there are no other agreements or arrangements between the Buyer and YorkTel in relation to the Inventory other than those set out in the Supply Agreement.

                                    ARTICLE 7
                                    ---------
                                CERTAIN COVENANTS

7.01 ASSIGNMENT OF SOFTWARE LICENSES. At the Closing the Seller shall assign to the Buyer the Software Licenses which are assignable. Where any Software License by its terms cannot be assigned, the parties shall discuss other arrangements in relation to such software license. The Buyer shall assume, perform and be liable for the liabilities and obligations under the Software Licenses which are assigned to, or otherwise undertaken by the Buyer which accrue after the Closing and the Seller shall be responsible and liable for all liabilities and obligations under the Software Licenses which accrue prior to the Closing.

7.02 TRANSFER OF WARRANTIES. If any of the Purchased Assets are under any warranty or vendor's indemnification agreement from the manufacturer or the original seller thereof, the Buyer shall be entitled to the benefit of the warranty or vendor's indemnification agreement to the extent that it is available to the transferee of the Seller, and the Seller shall execute such instruments as may be reasonably required to transfer the warranty to the Buyer.

7.03 FURTHER ASSURANCES AND ACTIONS. From time to time after the Closing, the Buyer and the Seller shall execute and deliver, or cause to be executed and delivered, all such other instruments, including instruments of conveyance, assignment and transfer and to make all filings with and to obtain all approvals or authorizations of any Governmental Authority and take all other actions as may be reasonably required or requested within a reasonable time following the Closing Date in order to effectuate this Agreement and the transactions contemplated herein.

7.04     PAYMENT OF TRANSACTION FEES.

         (a) Each of the Seller and the Buyer shall be responsible and liable for the payment of its respective expenses and fees incurred (with the Seller responsible and liable for the expenses and fees of the Seller's Affiliates) in connection with the negotiation, preparation, execution or performance of this Agreement , including, without limitation, all legal, accounting, consulting and other professional fees and expenses.

         (b) The Buyer shall be responsible for the payment of all fees (including, without limitation, license fees), expenses and other charges related to the legal transfer of the title (where applicable) of Purchased Assets to the Buyer. The Buyer shall be responsible for the payment of any fees, expenses and other charges incurred in relation to providing any required notice or soliciting or obtaining any consent or authorization with respect to the transactions contemplated by this Agreement, including, without limitation, any consent to or authorization for the assignment to the Buyer of any Software License or the novation of any Software License in favour of the Buyer.

7.05     EMPLOYEES.

         (a) The Buyer shall offer immediate employment (so that no period of unemployment shall occur between employment with the Seller or any of the Seller's Affiliates prior to the Closing and employment with the Buyer on or after the Closing) to each of the Transferring Employees identified on Schedule 4, with such employment to commence immediately after the Closing. The terms and conditions of such employment shall be on no less favourable terms than those terms and conditions provided by the Seller to the Transferring Employees as at the Closing provided that the Buyer shall not be required to provide (a) prior service credit and (b) stock option, stock purchase or other equity plan to the Transferring Employees.

(b) The Buyer further agrees to offer participation in the Buyer's existing employee benefit plans generally available to the Buyer's employees as of the Closing, to the Transferring Employees, and to cause, without interruption in coverage, the Transferring Employees to become participants in such employee benefit plans.

(c) Neither the Buyer nor the Seller intend that this Section 7.05 create any rights or interests, except as between the Buyer, the Seller and the Seller's Affiliates, and no present or future employees (or any dependents or beneficiaries of such employees) of either Party (or any of the Seller's Affiliates) will be treated or deemed as third party beneficiaries in or under this Agreement.

                                    ARTICLE 8
                                    ---------
                                     CLOSING

8.01 THE CLOSING DATE. If the sale and purchase becomes unconditional in accordance with section 2.02, the Closing shall take place at the offices of the Seller at 625 Industrial Way West, Eatontown, New Jersey on 29 SEPTEMBER, 2000 or at such other place and time as the Buyer and the Seller shall agree upon. Such date is herein called the "Closing Date". On the Closing Date, the Buyer and the Seller shall make the following deliveries.

8.02 DELIVERIES BY THE BUYER. Subject to the terms and conditions of this Agreement, at the Closing the Buyer shall deliver or cause to be delivered to the Seller:

(a)      this Agreement;

(b) the sum of $11,250 (eleven thousand, two hundred and fifty dollars) in cash or immediately available funds in respect of the Additional Assets and Equipment;

(c)      copies of the Buyer's Certificate of Incorporation and By-laws; and

(d) Certificate of Good Standing of the Buyer issued by the Department of Treasury of the State of New Jersey.

8.03 DELIVERIES BY THE SELLER. Subject to the terms and conditions of this Agreement, at the Closing the Seller shall deliver to the Buyer:

(a)      this Agreement;

(b)      copies of the Seller's Articles of Incorporation and By-laws; and

(c) Certificate of Good Standing of the Seller issued by the Secretary of State of Delaware and the Department of Treasury of the State of New Jersey;

8.04 RIGHTS TO POSSESSION. The Buyer's rights to possession of the Purchased Assets shall commence once Closing has been completed in accordance with this
Article 8 and the Buyer shall take possession of the Purchased Assets (apart from the Inventory which shall be delivered to Freedom in accordance with section 4.02(a)) at the places they are located on the Closing Date.

                                    ARTICLE 9
                                    ---------
              SURVIVAL OF REPRESENTATIONS WARRANTIES AND COVENANTS

9.01 SURVIVAL. Unless otherwise expressly stated or implied, the representations, warranties, covenants and agreements of the Parties contained in this Agreement shall survive the Closing only for a period of twelve months from the Closing Date.

9.01 NOTICE OF CLAIM. No Party shall have an obligation to indemnify the other for breach of any representation, warranty, covenant or agreement unless notice of a claim for indemnification with respect to such breach has been submitted in accordance with Article 10 prior to the end of the period referred to in 9.01. If written notice of a claim for breach of any representation, warranty, covenant or agreement has been given by a party within the notice periods of
Article 10, and prior to the expiration of the survival period referred to in section 9.01, then the relevant representation, covenant or agreement shall survive until the claim has been finally resolved.

                                   ARTICLE 10
                                   ----------
                                 INDEMNIFICATION

10.01 INDEMNIFICATION OF THE BUYER. The Seller hereby agrees to indemnify, and hold harmless each of the Buyer, its Affiliates and their respective officers, directors, employees, agents, advisors and representatives (the "Buyer Indemnitees") from and against any Loss incurred by any of the Buyer Indemnitees arising out of, resulting from or relating to (a) any breach of any representation or warranty made by Seller in this Agreement (b) any breach or default in performance by the Seller of any covenant or agreement of the Seller in this Agreement (c) the Retained Liabilities, (d) the operation of the Business by the Seller or any of the Seller's Affiliates prior to the Closing.

10.02 INDEMNIFICATION OF THE SELLER. The Buyer hereby agrees to indemnify, and hold harmless each of the Seller, its Affiliates, including each Seller's Affiliate, and their respective officers, directors, employees, agents, advisors and representatives (the "Seller Indemnitees") from and against any Loss incurred by any of the Seller Indemnitees arising out of, resulting from or relating to (a) any breach of any representation or warranty made by the Buyer in this Agreement (b) any breach or default in performance by the Buyer of any covenant or agreement of the Buyer in this Agreement (d) the Assumed Liabilities, or (e) the operation of the Business by the Buyer after the Closing
(e) the manufacture by the Buyer of defective finished goods.

10.03 LIMITS ON INDEMNIFICATION.

(a) Neither Party shall be liable to the other under the terms and provisions of this Article 10 unless and until the aggregate amount of liability for indemnification claims made by the other party exceeds two thousand five hundred dollars ($2,500) at which time the defaulting Party shall be liable for the full amount (and not just the excess) of all indemnification claims made by suffering Party up to an aggregate amount of twenty five thousand dollars ($25,000).

(b) The amount of any indemnified loss suffered by any Buyer Indemnitee or Seller Indemnitee shall be reduced by the net effect of any tax-related benefits related to the claim and/or insurance coverage and/or claim against a third party which is realized by such indemnified party following the date of such loss in respect of or as a result of such indemnified loss. Notwithstanding the foregoing, it is understood and agreed that the determination of the net tax effect and/or insurance coverage benefit of any indemnified loss and/or third party claim, if any, shall not delay payment or indemnification of such indemnified loss by the indemnifying party.

(c) A Buyer Indemnitee or Seller Indemnitee shall provide written notice of any indemnification claim under Article 9 to the indemnifying party within ten (10) working days of such party becoming aware of the existence of such indemnification claim, stating the amount claimed to be due and payable, the basis of the claim and the provision(s) of the Agreement under which such claim is asserted. Failure to give notice as required in this Section 10.03 shall not affect the indemnification obligations of the indemnifying party except to the extent the indemnifying party can demonstrate such failure materially prejudiced such party's ability to successfully defend the matter giving rise to the claim.

10.04 DISCLOSURES. The Buyer shall not be entitled to claim that any fact or combination of facts constitutes a breach of any of the representations, warranties, covenants and agreements in this Agreement to the extent that such fact or combination of facts has been disclosed in the Disclosure Schedules (including, without limitation, disclosed as exceptions to the Seller's representations and warranties as set out in schedule 5) or is apparent from any document which is expressly identified in the Disclosure Schedule and delivered therewith.

10.05 ENTIRE AGREEMENT. Neither the Buyer nor the Seller have relied on any representation, warranty or covenant of the other Party or any other person except as expressly set forth in this Agreement. No representation, warranty or covenant which is not contained in this Agreement shall give rise to any liability under this Agreement.

10.06 KNOWLEDGE, SEARCHES AND PUBLIC DOMAIN. The Buyer shall not be entitled to claim that any fact or combination of facts constitute a breach of any of the representations, warranties, covenants and agreements in this Agreement and thereby assert a claim under this Article 10, to the extent that such fact or combination of facts is (a) within the actual or constructive knowledge of the Buyer and/or (b) is revealed by the searches or investigations carried out by the Buyer's attorney or by searches and investigation which should have been carried out by a prudent Buyer and/or (c) within the public domain

10.07 SUBJECT TO THE AGREEMENT . The Buyer and the Seller acknowledge and agree that the representations, warranties, covenants and agreements in this Agreement are given subject to the Agreement and all exhibits, schedules and annexes thereto and all other documents, acts and transactions entered into or to be entered into in pursuance or referred to in the Agreement and the provisions of and all information contained in any such documents.

10.08 DISCLOSURE SCHEDULES The contents of each Disclosure Schedule and all documents referred to and attached to such Disclosure Schedules shall be deemed to have been disclosed in relation to every provision of the Agreement to which they relate so that the Seller is not obliged to cross reference items disclosed on a Disclosure Schedule to items disclosed on one or more of the other Disclosure Schedules to this Agreement.

                                   ARTICLE 11
                                   ----------
                                  MISCELLANEOUS

11.01 NOTICES. All notices, requests, demands, consents and communications necessary or required under this Agreement shall be deemed duly given (i) when personally delivered, (ii) upon receipt of a telephonic facsimile transmission with a confirmed facsimile receipt, (iii) seven (7) days after having been deposited, certified or registered mail, return receipt requested, postage prepaid, or (iv) two (2) business days after having been dispatched by a nationally recognized overnight courier service, addressed to the Seller or the Buyer at the following address (or at such other address or number as is given in writing by the Seller or the Buyer) as follows:

          If to the Buyer:       Freedom Vertical Technologies Inc

                                 625 Industrial Way West

                                 Eatontown

                                 New Jersey

                                 USA

                                 Attention: Steve Brown
                                           -------------------------------------
                                 Facsimile No.: 732 544 2192
                                               ---------------------------------



          If to the Seller:      Madge Networks (New Jersey) Inc.

                                 Wexham Springs

                                 Framewood Road

                                 Wexham

                                 Slough, SL3 6PJ

                                 England

                                 Attention: Legal Department (Kirstie Hallgate)
                                           ------------------------------------

                                 Facsimile No.: +44 1753 661448
                                               ---------------------------------

11.02 SUCCESSORS AND ASSIGNS. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties hereto; provided, however, that this Agreement may not be assigned by any Party without the prior written consent of the other Party.

11.03 WAIVER. None of the terms or conditions of this Agreement may be waived except in writing, specifically so stating, at any time by the Party which is entitled to the benefits thereof. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of such provision at any time in the future or a waiver of any other provision hereof.

11.04 CAPTIONS. The captions set forth in this Agreement are for convenience only and shall not be considered as part of this Agreement, and shall not affect in any way the meaning of the terms and provisions hereof.

11.05 ENFORCEABILITY. If any provision of this Agreement as applied to any Party or to any circumstance shall be adjudged by a court to be invalid or unenforceable, the same shall in no way affect any other provision of this Agreement. The Parties intend this Agreement to be enforced as written. If any provision of this Agreement shall otherwise finally be determined to be unlawful, then such provision shall be deemed to be severed from this Agreement and every other provision of this Agreement shall remain in full force and effect.

11.06 NO THIRD PARTY BENEFICIARY OR RIGHT TO RELY. Except under Article 10, this Agreement is not intended nor shall it confer any rights or remedies upon any Person other than the Parties to this Agreement. No third party is entitled to rely on any representations, warranties, covenants or agreements contained herein and no Party hereto shall incur any liability or obligation to any third party because of any reliance by such third party.

11.07 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument

11.08 GOVERNING LAW; CONSENT TO JURISDICTION. This Agreement shall in all respects be interpreted, construed and governed by and in accordance with the laws of the state of New Jersey. Any judicial proceeding commenced with respect to this Agreement shall be brought in any court of competent jurisdiction in Monmouth County, New Jersey or in the United States District Court for the District of New Jersey, and by execution and delivery of this Agreement, the Parties hereby consent to the exclusive jurisdiction of any such applicable court and waive any defense or opposition to such jurisdiction.

11.09 NO STRICT CONSTRUCTION. The language used in this Agreement shall be deemed the language chosen by the Parties hereto to express their mutual intent, and no rule of strict construction shall be applied against either Party.

11.10 PUBLIC ANNOUNCEMENTS. The Buyer and the Seller shall mutually agree on the terms of all press releases, other public announcements, and announcements relating to this Agreement and the transactions contemplated hereby.

11.11 ENTIRE AGREEMENT; AMENDMENT. This Agreement, including all Schedules hereto constitute the sole understanding of the Parties with respect to the matters contemplated hereby and thereby and supercedes and renders null and void all other prior agreements and understandings, oral or written, between the Parties with respect to such matters. No amendment, modification or alteration of the terms and provisions of this Agreement, including the Schedules and hereto, shall be binding unless the same shall be in writing, specifically so stating, and duly executed by the Party against whom such would apply.

11.12 CONFIDENTIAL INFORMATION.

(a) For a period of five (5) years after the Closing, Seller will treat and hold as confidential (and will use its best efforts to cause all Affiliates of Seller to treat and hold as confidential) all information in its possession concerning the Buyer, and the Video Manufacturing Business, and refrain from using any such information, except that Seller may disclose information that becomes public other than through the act of Seller or an Affiliate of Seller and to the extent required by applicable law or legal process.

(b) For a period of five (5) years after the Closing, Buyer will treat and hold as confidential (and will use its best efforts to cause all Affiliates of Buyer to treat and hold as confidential) all information with respect to the Seller or the Seller's Affiliates in its possession, other than information concerning the Video Manufacturing Business, and refrain from using any such nformation, except that Buyer may disclose information that becomes public other than through the act of Buyer and to the extent required by applicable law or legal process.

         IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be duly executed and delivered by its duly authorized representative as of the date first written above.

         MADGE NETWORKS (NEW JERSEY) INC.

         By:  /s/ David Elliott
              ----------------------------------
         Name:    David Elliott
              ----------------------------------
         Title:   General Manager
               ---------------------------------


         FREEDOM VERTICAL TECHNOLOGIES, INC

         By:   /s/ Stephen Brown
            ------------------------------------
         Name:     Stephen Brown
              ----------------------------------
         Title:    Vice President
               ---------------------------------

                                   SCHEDULE 1
                                   ----------
                              ASSETS AND EQUIPMENT


                                   SCHEDULE 1a
                                   -----------
                         ADDITIONAL ASSETS AND EQUIPMENT


                                   SCHEDULE 2
                                   ----------
                                 PURCHASE ORDERS


                                   SCHEDULE 3
                                   ----------
                                   TEST ASSETS


                                   SCHEDULE 4
                                   ----------
                             TRANSFERRING EMPLOYEES


                                   SCHEDULE 5
                                   ----------
          DISCLOSURES AGAINST THE REPRESENTATIONS AND WARRANTIES OF THE
                               SELLER: ARTICLE 5


                                   SCHEDULE 6
                                   ----------
                         SELLER'S EMPLOYEE BENEFIT PLANS


                         SCHEDULES AVAILABLE ON REQUEST